# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Northeast Productions, Inc.
7784 Arlington Ave NW
Massillon, OH 44646
alive.org

Up to $1,070,000.00 in Common Stock at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

# Company:

**Company:** Northeast Productions, Inc.
**Address:** 7784 Arlington Ave NW, Massillon, OH 44646
**State of Incorporation:** OH
**Date Incorporated:** November 24, 1989

# Terms:

### Equity

**Offering Minimum:** $10,000.00 | 1,000 shares of Common Stock
**Offering Maximum:** $1,070,000.00 | 107,000 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $10.00
**Minimum Investment Amount (per investor):** $100.00

## COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

## Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

## Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Company Perks*</u>

*Time-Based Perks*

**Friends and Family**

Invest within the first 72 hours and receive 20% bonus shares

**Super Early Bird**

Invest within the first week and receive 15% bonus shares

**Early Bird**

Invest within the first two weeks and receive 10% bonus shares

*Amount-Based Perks*

**$100 | Alive Owner's Artist Showcase**

Invest $100+ and receive access to an exclusive Alive Owner's Showcase featuring Alive artists.

**$250 | Free 1 Day Pass w/ Exclusive OWNER's Benefits**

Invest $250+ and receive a One-Day admission ticket to the Alive Festival alongside exclusive access to the Owner's Showcase featuring Alive artists.

**$500 |Free Festival Ticket w/ Exclusive Alive OWNER's Benefits**

Invest $500+ and receive 1 Full-Event ticket to the entire Alive Festival. Additionally, you'll receive an Alive Owner T-shirt and exclusive access to the Alive Owner's Showcase.

**$1,000 | Free Front of Stage Passes**

Invest $1,000+ and receive 2 Three-Day Front of Stage Passes, 2 Full-Event tickets, 2 Alive Owner t-shirts, and exclusive access to the Alive Owner's Showcase.

**$2,500 | Ticket Discounts for Life**

Invest $2,500+ and receive a 20% discount on up to 6 Full-Event tickets every year, 4 Full-Event tickets, 2 Three-Day Front of Stage Passes, 2 Alive Owner t-shirts, and exclusive access to the Alive Owner's Showcase.

**$5,000 | Exclusive VIP Hospitality Tent**

Invest $5,000+ and receive 4 VIP Tent Passes, 1 VIP parking pass, a 20% discount on 6 Full-Event tickets every year, 4 Full-Event tickets, 4 Three-Day Front of Stage Passes, 4 Alive Owner t-shirts, and exclusive access to the Alive Owner's Showcase.

**$10,000 | Exclusive Backstage Tour**

Invest $10,000+ and receive an Exclusive Backstage Tour for 4 people in addition to all of the items from the $5,000 tier perk.

**All perks occur when the offering is completed.*

<u>The 10% Bonus for StartEngine Shareholders</u>

Northeast Productions, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $10/ share, you will receive and own 110 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

Northeast Productions Inc. owns and operates the Alive Music Festival. Alive is an annual contemporary Christian music festival that began in 1988 and is held each summer on a weekend in July at beautiful Atwood Lake Park in Mineral City, Ohio. The Alive Festival features over 45 nationally known Christian artists performing at 3 stages over a weekend format. The Alive Festival offers camping, swimming, RV sites, gourmet food vendors, marketplace, hiking trails, kid's programs, boat rentals, fishing, basketball, beach volleyball plus many other recreational and VIP experiences. The Alive Festival offers tickets for both the full event and one day with discounts for

groups and juniors.

*Competitors and Industry*

Alive has been in the Christian music event industry since 1988. There are several Christian music festivals throughout the nation and these festivals are our direct competitors. Indirectly, we compete against various indoor and outdoor Christian music events throughout the state of Ohio and in the country. Creation Festival is our biggest competitor that also offers onsite camping, music, speakers, and a similar festival experience in Pennsylvania. In addition to the festival experience, Alive is unique for being the only festival at a state park with hundreds of new RV sites and a 1,500 acre lake for attendees to use.

*Current Stage and Roadmap*

Alive has been a staple in the Christian music industry since 1988. After years of success in a 4-day model, Alive switched to a 3-day weekend format in 2018 and saw steady revenue growth over the past few years. Alive draws attendees from all 50 states and over 15 countries.

Current Development

Although the COVID-19 pandemic caused the company to postpone its main music festival to 2021, management is confident that the company will rebound from this setback and make enough sales to cover its operations and generate a profit.

The company has put strategies in place to ensure better operations in 2021. For instance, on May 1st, 2020 we offered ticket purchasers the option to hold their pre-orders from 2020 and have all orders / RV site reservations, front of stage passes, meet & greets, etc., transferred intact to Alive Music Festival 2021. Only 15% of our current ticket holders requested refunds and those were all processed between May 1st and May 15th, 2020. As a way of rewarding ticket holders who decided to hold on to their tickets and also build excitement and add value to next year's Alive Music Festival, we added a Thursday, July 15th, 2021 Pre-Festival Kick-Off Concert with 2 time 2020 Grammy Award Winning Artist, for King & Country and new artist We The Kingdom. We now have a 3 1/2 day music festival priced as a 3-day weekend festival.

Moreover, we are expanding our digital marketing campaigns and booking more top-tier artists to increase our audience nationally.

## The Team

### Officers and Directors

**Name:** William R. Graening

William R. Graening's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  **Dates of Service:** September 01, 1998 - Present
  **Responsibilities:** The CEO manages the financial operations and oversees the organizing and planning of the music festival. Currently, the CEO's salary is $30,000 and does not take equity compensation.

**Name:** Tyler Graening

Tyler Graening's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  **Dates of Service:** June 01, 2015 - Present
  **Responsibilities:** The CMO's primary responsibilities are to develop and implement the marketing and sales plan for the festival. Currently, the CMO's salary is $64,800 and does not receive equity compensation.

**Name:** Kathleen Graening

Kathleen Graening's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  **Dates of Service:** September 01, 1998 - Present
  **Responsibilities:** The COO is responsible for the daily operation of the company including volunteer management, administration, and festival operations. Currently, the COO's salary is $30,000 and does not receive equity compensation.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company")

involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

### *Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

### *Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies is difficult to assess and you may risk overpaying for your investment.

### *The transferability of the Securities you are buying is limited*
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

### *Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the entertainment industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

### *Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders

of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

### Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

### Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

### We are reliant on one main type of service

All of our current services are variants on one type of service, hosting and organizing the Alive Festival. Our revenues are therefore dependent upon the market for such event.

### Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to grant the right to vote, by proxy, to the Chief Executive Officer of the Company (the "CEO"), or his or her successor. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

### You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

### This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

### *We are competing against other recreational activities*

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

### *The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

### *Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*

Our ability to sell product is dependent on municipal ordinances and other relevant government laws and regulations. The laws and regulations concerning the host of outdoor festivals may be subject to change and if they do then our primary business may no longer be in the best interest of the Company. At such point the Company may no longer want to host festivals and therefore your investment in the Company may be affected.

### *We rely on third parties to provide services essential to the success of our business*

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

***We are susceptible to government restrictions based on large crowds.***
Due to the size of the event, the Company may be susceptible to government restrictions based on large crowds. This was made evident during 2020 when events were cancelled due to COVID-19.

*Talent Acquisition*
Northeast Productions, Inc. operates a multi day music festival that depends on the availability of contemporary Christian artists, bands and entertainers and the ability to book the necessary talent. Even though minimal, due to many artists being available, there is a risk that certain national talent that is unavailable, may impact the ticket sales for a specific event.

*Weather*
Even though pre-sales and advance revenue from sponsors for the annual Alive Music Festival provide income throughout the year, there is a risk that inclement weather can impact the daily ticket sales and affect the revenue for a specific day or weekend of the festival.

## Ownership and Capital Structure; Rights of the Securities

### Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| William Graening | 500,000 | Common Stock | 100.0 |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Common Stock.

### *Common Stock*

The amount of security authorized is 1,000,000 with a total of 500,000 outstanding.

### *Voting Rights*

One vote per share.

### *Material Rights*

### Voting Rights of Securities Sold in this Offering

**Voting Proxy.** Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

# Financial Condition and Results of Operations

# Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

The company's revenues were down 7% from $1,173,249.99 in 2018 to $1,083,375.23 in 2019. The total event expenses increased 18% from 803,934.96 in 2018 to $947,504.61 in 2019, and the total production costs also increased 72% from $69,448.32 in 2018 to $119,337.91 in 2019. The decrease in sales from 2018 to 2019 was mainly due to the extremely hot weather in the summer of 2019 (92-95 degrees all 3 days of the main event) that adversely affected the company's daily ticket sales although the company's pre-sales were actually up compared to 2018. Event expenses were up from 2018 to 2019 because the company increased the talent budget for artists and bands in 2019 and total production costs were higher 72% in 2019 because the company also increase the staging, audio, and video budget to rent a larger quantity of video walls for the Main Stage & added a Clear Span Tent for our Woods Stage Venue and added an LED wall in that area. We also rented higher-end audio boards, (two DiGiCo Boards) to comply with the requirements of our headline artists.

The lower sales and increased expenses in 2019 contributed to the company generating a net loss of $72, 202 in 2019 in contrast to the net gain of $123,613 in 2018.

**Historical results and cash flows:**

The company has retained earnings of $263,367 and cash in the amount of $75,530 as of December 31, 2019. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flow statements.

**Operating Activities**

In 2019, cash used by operating activities was in the amount of $85,262 whereas in 2019, the company had cash provided by operating activities in the amount of $126,781. The contrast in operating activities in 2019 and 2018 was mainly due to the net loss in 2019 and the company purchasing more inventory in 2019.

**Investing Activities**

In 2019, cash provided by investing activities was in the amount of $127,816, while cash used in investing activities was in the amount of $22, 689 in 2018. The difference in cash provided in 2019 versus cash used in investing activities in 2018 was mainly because the company received some payments from the shareholder loans.

### Financing Activities

Cash used in financing activities was in the amount of $50,000 in 2019 compared to $75,000 in 2018. The decrease in cash used in financing activities in 2019 was mainly because the company made a lower payment on loans in 2019.

Although the COVID-19 pandemic caused the company to postpone its main music festival to 2021, management is positive that the company will rebound from this setback and make enough sales to cover its operations and generate a profit.

The company has put strategies in place to ensure better operations in 2021. For instance, on May 1st, 2020 we offered ticket purchasers the option to hold their pre-orders from 2020 and have all orders / RV site reservations, front of stage passes, meet & greets, etc., transferred intact to Alive Music Festival 2021. Only 15% of our current ticket holders requested refunds and those were all processed between May 1st and May 15th, 2020. As a way of rewarding ticket holders who decided to hold on to their tickets and also build excitement and add value to next year's Alive Music Festival, we added a Thursday, July 15th, 2021 Pre-Festival Kick-Off Concert with 2 time 2020 Grammy Award Winning Artist, for King & Country and new artist We The Kingdom. We now have a 3 1/2 day music festival priced as a 3-day weekend festival.

 Our amazing venue, Atwood Lake Park & Amphitheater surrounded by a 1500 acre lake with over 50 artists, the fact that 95% of artists we booked in 2020 have resigned for 2021, our 2 new popular artists and the large fanbase is a competitive advantage that sets us apart from competitors in terms of 2021 sales and market shares.

As a result of the plans mentioned above, we do not think that 2019 results are representative of what investors should expect in the future.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of today June 29, 2020, the company has $187,521 cash in the bank.

The company holds an AMEX credit card that has a credit limit of $50,000 per month and an outstanding balance of $683 as of today, June 29, 2020.

The company received a Paycheck Protection Loan for $27,270 on April 21, 2020, and an SBA loan of $95,500 on May 12, 2020, with no interest for 12 months and 3.75% interest amortized over 30 years if the company decides to keep the loan.

The company also has a shareholder loan receivable from CEO William Graening that has an outstanding amount of $53,246 as of today, June 29, 2020.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The funds raised in this campaign will add to existing capital and provide funds to expand our business and enlarge the event, and provide more national advertising, but is not critical to our operations. We still are selling tickets, advertising, other festival-related revenue, i.e., sponsorships, vendors, merchandise, etc. for The Alive Festival 2021 scheduled for July 15, 16, 17, 18, 2021, at Atwood Lake Park and have expected revenue of over $900,000 from our Alive Music Festival Eventbrite ticketing platform throughout the next 13 months.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

No, we have enough capital and future revenue from projected 33rd Annual Alive Festival ticket sales, sponsorships, and other income to operate our business without the proceeds from the campaign.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

We can operate the company for the next year and beyond even if we only raise the minimum. We would not be able to add additional national talent or larger video walls or increase our staff and marketing budget.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If we raise the maximum, we can operate the festival with added staff, improved festival facilities for at least 5 years, even if event sales revenue declines annually by 20% a year through 2025.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

We could always do another round of raising capital if needed. William Graening can also use a personal line of credit if ever needed.

# Indebtedness

- **Creditor:** The Huntington National Bank
  **Amount Owed:** $27,270.00
  **Interest Rate:** 1.0%
  **Maturity Date:** April 20, 2022
  On April 20, 2020 the company entered into a $27,270 loan payable agreement with The Huntington National Bank. The loan has an interest rate of 1% per annum and the Principal Sum and accrued interest shall be repaid in eighteen installments of $1,527.02 beginning on 11/20/2020 and continuing on the same day of each month thereafter, with the final payment due on 4/20/2022 (the maturity date). On the Maturity Date, all unpaid principal and all accrued unpaid interest shall be due and payable. The loan refers to Paycheck Protection Program extended pursuant to Sections 1102 and 1106 of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), any implementing regulations and U.S. Small Business Administration (the "SBA") rules. Pursuant to Section 1106 of the CARES Act, some or all of the loan may be forgiven subject to satisfaction of certain conditions. The company will be required to follow an application process to receive any loan forgiveness.

- **Creditor:** U.S. Small Business Administration
  **Amount Owed:** $95,000.00
  **Interest Rate:** 3.75%
  **Maturity Date:** May 05, 2020
  On May 5, 2020 the company entered into a $95,500 Promissory Note agreement with the U.S. Small Business Administration. The loan has an interest rate of 3.75% per annum and the installment payment, including principal and interest, of $ 466 per month, and it will begin Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note if the company decides to keep the loan. The company will use all the proceeds of this Loan solely as working capital to alleviate economic injury caused by a disaster occurring in the month of January 31, 2020.

- **Creditor:** William R. Graening
  **Amount Owed:** $53,246.00
  **Interest Rate:** 2.31%
  **Maturity Date:** January 15, 2028
  This loan reported as a loan to shareholder receivable on the financials.

# Related Party Transactions

- **Name of Entity:** William R. Graening
  **Relationship to Company:** Director
  **Nature / amount of interest in the transaction:** On January 15, 2013, the company

entered a Promissory Note agreement with its CEO and owner William R. Graening. The borrower, William R. Graening, promises to pay to the order of Northeast Production Inc. (the lender) the sum of $ 379,986 with interest from January 15, 2013 on the unpaid principal at the rate of 2.31% per annum. The unpaid principal and accrued interest shall be payable in annual installments of $30,262.86 beginning on January 15, 2014 and continuing until January 15, 2028 ('due date') at which time the remaining unpaid principal and interest shall be due in full.

**Material Terms:** Total outstanding balance as of December 31, 2019 was in the amount of $ 53,246 and is reported as a loan to shareholder receivable on the financials.

## Valuation

**Pre-Money Valuation:** $5,000,000.00

**Valuation Details:**

The valuation is based on over 30 years of national brand recognition, large customer base, company's market share in the Christian music festival industry, ownership of two USPTO trademarks, and the growth potential of the festival.

The company set its valuation internally, without a formal third-party independent evaluation.

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  We will use the proceeds to build a cash reserve for business operations. This includes salary and daily operations.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  The proceeds will be used for digital marketing and advertising. Additionally, our video team will produce more content throughout the year.

- *Company Employment*
  20.0%
  The proceeds will be used to hire an administrative assistant and digital marketing specialist to complement our existing team. These roles will most likely require under 5 years experience and will help expand the reach of the festival.

- *Operations*
  20.0%
  The proceeds will be used to add to the talent budget, use better production and staging equipment, and rent larger tents for use at the festival. Additionally, we will improve sanitation by renting more restrooms and showers, and increase festival security.

- *Working Capital*
  46.5%
  The proceeds will be used to increase our working capital and help mitigate any future risks.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at alive.org (https://www.alive.org/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and

has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/alive-festival

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Northeast Productions, Inc.

*[See attached]*

# NORTHEAST PRODUCTIONS INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2019 AND 2018

*(Expressed in United States Dollars)*

**INDEX TO FINANCIAL STATEMENTS**

---

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To the Board of Directors of
Northeast Productions, Inc.
Canton, Stark County, Ohio

We have reviewed the accompanying financial statements of Northeast Productions, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart FS*

June 9, 2020
Los Angeles, California

- 1 -

**Northeast Productions, Inc.**

## BALANCE SHEET

| As of December 31, | | 2019 | | 2018 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & cash equivalents | $ | 75,530 | $ | 82,976 |
| Inventories | | 15,000 | | - |
| Loan to Shareholders | | 53,246 | | 214,175 |
| **Total current assets** | | **143,776** | | **297,151** |
| | | | | |
| Property and equipment, net | | 31,426 | | 28,846 |
| **Total assets** | **$** | **175,201** | **$** | **325,997** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Credit Card | $ | 3,111 | $ | 5,705 |
| Current portion of Loans Payable | | - | | 75,000 |
| Other current liabilities | | 3,000 | | - |
| **Total current liabilities** | | **6,111** | | **80,705** |
| | | | | |
| **Total liabilities** | | **6,111** | | **80,705** |
| | | | | |
| **STOCKHOLDERS EQUITY** | | | | |
| Common Stock | | 20,723 | | 20,723 |
| Treasury Stock | | (115,000) | | (115,000) |
| Retained earnings/(Accumulated Deficit) | | 263,367 | | 339,568 |
| | | | | |
| **Total stockholders' equity** | | **169,090** | | **245,292** |
| | | | | |
| **Total liabilities and stockholders' equity** | **$** | **175,201** | **$** | **325,997** |

*See accompanying notes to financial statements.*

**Northeast Productions, Inc.**

STATEMENTS OF OPERATIONS
_____

| For Fiscal Year Ended December 31, | 2019 | 2018 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | 1,094,805 | 1,173,250 |
| Cost of goods sold | - | - |
| Gross profit | 1,094,805 | 1,173,250 |
| | | |
| Operating expenses | | |
| General and administrative | 1,112,162 | 985,666 |
| Sales and marketing | 58,681 | 63,730 |
| Total operating expenses | 1,170,843 | 1,049,396 |
| | | |
| Operating income/(loss) | (76,038) | 123,854 |
| | | |
| Interest expense | 164 | 241 |
| Other Loss/(Income) | - | - |
| Income/(Loss) before provision for income taxes | (76,202) | 123,613 |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net income/(Net Loss)** | **(76,202)** | **123,613** |

*See accompanying notes to financial statements.*

**Northeast Productions, Inc.**

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| (in , $US) | Common Stock | | Treasury Stock | Retained earnings/ (Accumulated Deficit) | Total Shareholder Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balance—December 31, 2017** | **152** | **$ 20,723** | (115,000) | **$ 215,955** | **$ 121,679** |
| Net income/(loss) | | | | 123,613 | 123,613 |
| **Balance—December 31, 2018** | 152 | $ 20,723 | (115,000) | $ 339,568 | $ 245,292 |
| Net income/(loss) | - | | | (76,202) | (76,202) |
| Issuance of Common Stock | - | - | | | - |
| **Balance—December 31, 2019** | **152** | **$ 20,723** | **$ (115,000)** | **$ 263,367** | **$ 169,090** |

*See accompanying notes to financial statements.*

**Northeast Productions, Inc.**

## STATEMENTS OF CASH FLOWS

| For Fiscal Year Ended December 31, | 2019 | 2018 |
|---|---:|---:|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net income/(loss) | $ (76,202) | $ 123,613 |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | |
| Depreciation of property | 5,534 | 4,974 |
| Amortization of intangibles | - | - |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | - | - |
| Inventory | (15,000) | - |
| Accounts payable and accrued expenses | - | - |
| Credit Cards | (2,594) | (1,806) |
| Other current liabilities | 3,000 | - |
| **Net cash provided/(used) by operating activities** | **(85,262)** | **126,781** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of property and equipment | (8,113) | (12,296) |
| Sale of property and equipment | - | - |
| Collections on sharedholder loans | 135,929 | - |
| Loan to Shareholder | - | (10,392) |
| **Net cash provided/(used) in investing activities** | **127,816** | **(22,689)** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Borrowings on Loans Payable | - | 25,000 |
| Repayment of Loans | (50,000) | (100,000) |
| **Net cash provided/(used) by financing activities** | **(50,000)** | **(75,000)** |
| | | |
| Change in cash | (7,447) | 29,093 |
| Cash—beginning of year | 82,976 | 53,884 |
| **Cash—end of year** | **$ 75,530** | **$ 82,976** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ 164 | $ 241 |
| Cash paid during the year for income taxes | $ - | $ - |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Purchase of property and equipment not yet paid for | $ - | $ - |
| Shareholder repayment of an external debt | 25,000 | $ - |

*See accompanying notes to financial statements.*

**NOTES TO FINANCIAL STATEMENTS**

**FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018**

*All amounts in these Notes are expressed in United States dollars ("$" or "US$"), unless otherwise indicated.*

## 1. SUMMARY

Northeast Productions, Inc. was formed on November 24th, 1989 ("Inception") in the State of Ohio. The financial statements of Northeast Productions, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Canton, Stark County, Ohio.

Northeast Productions, Inc. produces, owns and operates a ticketed faith based multi-day music festival called The ALIVE FESTIVAL. Northeast Productions, Inc. is a 30 years old event organizer with a successful track record in organizing a multi-day faith-based music festival called The Alive Festival, held each summer at Atwood Lake Park in Mineral City, Ohio. The Alive Festival features a variety of nationally known artists with over 45 concerts, seminars and special events. The Alive Music Festival is a family based event that offers camping, swimming, concerts at multiple stages, seminars, children's programs and recreational options. The Alive Festival also offers rental of premium RV sites with a variety of locations throughout Atwood Lake Park in Mineral City, Ohio.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy. For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

### Inventories

Inventory consists of finished goods merchandise and is stated at cost. Cost includes the acquisition cost of purchased goods and is determined using the first-in, first-out ("FIFO") method.

Northeast Productions, Inc.

NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

| Category | Useful Life |
|---|---|
| Office furniture | 10-15 years |
| Vehicle | 5 years |
| Equipment | 5-7 years |
| Leasehold Improvements | 39-40 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

Northeast Productions, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Revenue Recognition**

The Company will recognize revenues from selling tickets to our annual 3 day Alive Festival, from "Full Service Electric Hook-up Sites" rents, from Food Vendor and Market Place Vendor booth space, from merchandise sales at the festival, and from sponsoring local or regional "faith based" concert and/or comedy show and providing consulting services to other events when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

**Operating Leases**

Operating leases relate to property lease. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 9, 2020, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

### 3.    INVENTORY

Inventory was comprised of the following items:

| As of Year Ended December 31, | 2019 | 2018 |
|---|---|---|
| Merchandise | $ 15,000 | $ - |
| **Total Inventories** | **$ 15,000** | **$ -** |

### 4.    DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

| As of Year Ended December 31, | 2019 | 2018 |
|---|---|---|
| Accrued Rent Expense | 3,000 | - |
| **Total Other Current Liabilities** | **3,000** | **-** |

### 5.    PROPERTY AND EQUIPMENT

As of December 31, 2019, and December 31, 2018 property and equipment consists of:

| As of Year Ended December 31, | 2019 | 2018 |
|---|---|---|
| Office furniture | $ 26,971 | $ 20,780 |
| Leasehold Improvements | 41,451 | 39,529 |
| Vehicle | 16,529 | 16,529 |
| Equipment | 16,639 | 24,390 |
| **Property and Equipment, at Cost** | **101,590** | **101,228** |
| Accumulated depreciation | (70,165) | (72,382) |
| **Property and Equipment, Net** | **$ 31,426** | **$ 28,846** |

Depreciation expense for property and equipment was in the amount of $5,553 and $4,975 for the year ended December 31, 2019 and December 31, 2018 respectively.

## 6.    CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

We have authorized the issuance of 750 shares of our common stock with no par value. The company issued 305 shares at inception and repurchased 153 shares during the period 1990 to 2009.

As of December 31, 2019, the 152 shares of common stock were issued and outstanding.

## 7.    INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 consists of the following:

| As of Year Ended December 31, | 2019 | 2018 |
|---|---|---|
| Deferred Revenue | $ 19,513 | $ (49,917) |
| Net Operating Loss | (5,421) | 53,469 |
| Valuation Allowance | (14,092) | (3,552) |
| **Net Provision for income tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019 and December 31, 2018 are as follows:

| As of Year Ended December 31, | 2019 | 2018 |
|---|---|---|
| Deferred Revenue | $ (30,404) | $ (49,917) |
| Net Operating Loss | 48,048 | 53,469 |
| Valuation Allowance | (17,645) | (3,552) |
| **Total Net Deferred Tax Asset** | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $ 228,801. Utilization of some of the federal carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal jurisdiction for each year in which a tax return was filed.

## 8.   RELATED PARTY TRANSACTIONS

On January 15, 2013, the company entered a Promissory Note agreement with its CEO and owner William R. Graening. The borrower, William R. Graening promises to pay to the order of Northeast Production Inc. (the lender) the sum of $ 379,986 with interest from January 15, 2013 on the unpaid principal at the rate of 2.31% per annum. The unpaid principal and accrued interest shall be payable in annual installments of $30,262.86 beginning on January 15, 2014 and continuing until January 15, 2028 ('due date') at which time the remaining unpaid principal and interest shall be due in full. Total outstanding balance as of December 31, 2019 was in the amount of $ 53,246 and is reported as a loan to shareholder receivable on the financials.

## 9.   COMMITMENTS AND CONTINGENCIES

**Operating Leases**

On March 7, 2016 the company entered into a Music Festival Agreement with Muskingum Watershed Conservancy District (MWCD) for exclusive right of use of their Amphitheater/stage complex for organizing a music festival at Atwood Lake Park held only on Wednesday through Saturday during the third week of July every year up to December 31, 2019.  As consideration for the use of the MWCD facilities, Northeast will pay ten percent of all festival daily admission and festival total event ticket revenues within sixty days following each festival, with guaranteed minimum payment of $ 50,000 annually regardless of festival revenues. Rent expense as of December 31, 2019 and December 31, 2018 was $ 111,163 and $ 97,391.

On January 1, 2015 the company entered into the rental agreement with William R Graening (the 'Landlord') for renting of Office space with total surface of 800 sq.ft. located at 7784 Arlington Ave. NW., Massillon, Ohio 44644. The lease term will begin on January 01, 2015 ("Commencement Date") and shall continue as a month-to-month tenancy. Tenant may terminate the tenancy by giving Landlord written notice of at least 30 days prior to the desired termination date. Tenant shall pay to Landlord lease payments of $1,000.00, payable in advance on the first day of each calendar month, and is delinquent of the next day. Office rent expenses as of December 31, 2019 and December 31, 2018 was $ 12,000 and $ 15,000 respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

**10. SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through June 9, 2020, the date the financial statements were available to be issued.

The Company's 2020 main music festival was postponed to 2021 because of the COVID-19 pandemic.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss and operating cash flow loss of $76,202 and $85,262 respectively. The Company has only $75,530 of liquid assets and a current liability of $6,111. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues, cut costs, and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*



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# Alive Music Festival

The best 3 days of summer





ALIVE
MUSIC FESTIVAL

Website | Massillon, OH | EVENTS

**$0.00** raised

| | |
|---|---|
| **0** Investors | **90** Days Left |
| **$10.00** Price per Share | **$5M** Valuation |
| **Equity** Offering Type | **$100.00** Min. Investment |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Northeast Productions, Inc. dba Alive Music Festival is the host and organizer of the annual three-day Christian music festival in the scenic campgrounds of Atwood Lake Park, Ohio. During the festival over 50 artists play to massive crowds of fans in Alive's beautiful outdoor amphitheater, against the backdrop of Alive's giant video walls and their 1,500-acre lake.

Overview | Team | Terms | Updates | Comments | Follow

# Reasons to Invest

- We believe there are thousands of Christians looking for a place to see live music that aligns with their values in one family-friendly festival
- Our team has decades of experience, with steady revenue growth over the past few years
- We have been putting on the best three days of summer for over 30 years and have booked some of the largest names in Christian music - including TobyMac, for KING & COUNTRY, Skillet, and Lecrae

# Welcome to Alive Festival



We're Alive Music Festival ("Alive"), and every year we bring the best three days of summer to the beautiful campgrounds of Atwood Lake Park, Ohio.

We have had over 1.5M people at our breathtaking venue with the top Christian musicians in the world. With the power of incredible music and an environment like none other, we were able to achieve over $1.1 million in revenue in 2019 and our net sales have grown over 74% since 2017.

Besides the endless music and entertainment options, there's a lot going on at Alive every day. Here's a quick snapshot: go boating on Atwood's 1,500-acre lake, swim and hang out at the beach, enjoy our free water inflatables, shop in the Marketplace with a variety of vendors, hike the trails, play sand volleyball, play pickup basketball, enjoy some fishing, take your kids to the playground, and so much more.

| 74% | 1.5M | 300+ |
|---|---|---|
| sales growth since 2017 | people | acres of campground |

since 2017                                         campground

## THE SOLUTION

# 3 days. 50 artists. Thousands of attendees.

We bring the best talent from across the Christian world to our venue to perform on four stages to massive outdoor crowds.

With thousands of attendees and more than 50 artists, we have been a destination for Christians to gather and enjoy concerts, worship, and community since 1988.

Our three-day festival not only has amazing musical acts but thanks to our beautiful venue, we can provide an outdoor get-away including plenty of activities and programming.



## THE MARKET

# Christians are the largest religious group in the U.S. and the world

# in the U.S. and the world

Despite the large portion of US citizens who practice Christianity, there are very few options for music festivals of this quality which keep Christian, family values at the forefront.

There are 231M Christians in the US (2.1B worldwide), and we believe many are looking for faith-based Christian events to attend with their friends and family.



**231M** Christians

**2.1B** Christians

OUR TRACTION

# 3 decades. 50 states. 20 countries. 1.5M people





I absolutely love Alive, & my family has gone for 6 years now. I have never had my heart touched in so many ways as it has been at Alive.

-Caroline L.

What Alive has accomplished since its inception in 1988 has been unbelievable. We have grown into a yearly tradition for so many fans, and the memory of a lifetime for many first-time visitors.

We have entertained and hosted over 1.5M people over the years, from 20 countries all over the world and all 50 states. Our festivals have also brought in a total of over $27M in revenue.

| 1.5M | 20 | $27M |
| --- | --- | --- |
| people | countries | in revenue |

We've seen our sales continue to climb over the past few years and our attendees have become our biggest brand ambassadors after the festival every year.

WHAT WE DO

# Treat thousands to the best three days of summer





We find the best Christian artists around and put on an incredible show for thousands every year. You'll also hear Gospel-centered messages from incredible teachers, pastors, authors, and others throughout the three days at Alive.

In the last thirty years, we have had some of the biggest names in Christian music, including TobyMac, for KING & COUNTRY, Hillsong United, MercyMe, Skillet, Switchfoot, Newsboys UNITED, Lecrae, Kari Jobe, Casting Crowns, Jeremy Camp, Andy Mineo, and MANY others.

In addition to unforgettable concerts, our speakers, outdoor activities, and gourmet food vendors top off our attendees' experiences to make it the best time of the summer.

# The Best 3 Days of  Summer



## Music & Entertainment

We have 4 stages with music all day, highlighted by our beautiful outdoor amphitheater with giant video walls. We also have comedy performances, kids shows, & talks & seminars.

## Camping & RV Sites



Camp at Atwood Lake Park, a beautiful, 300+ acre campground. Our campsites range from waterfront with panoramic views of the lake to campsites nestled in the woods.



## Food & Drink

We offer everything from fresh Chick-Fil-A, to Auntie Anne's Pretzels, to homemade ice cream & donuts, authentic Hawaiian soba noodles, stromboli, fresh fruit smoothies, gourmet burgers & more.



## Activities

Go boating on Atwood's 1,500-acre lake, swim & hang at the beach, enjoy our free water inflatables, shop in the Marketplace, hike the trails, play sand volleyball, play basketball, enjoy fishing, & so much more.



## VIP Experiences

Meet your favorite artists with an Artist Meet & Greet pass, enjoy reserved standing room in front of the Main Stage with Front of Stage Passes, or sit in one of our Onstage Seats during performances.



## Seminars &



## Seminars & Speakers

Alive is more than music. Hear from incredible teachers, pastors, authors, & others on a variety of topics. You can also hear directly from artists with our Heart of the Artist seminars.





## Baptisms

One of our favorite times each year at Alive is the gathering of hundreds of people for baptism. Come join us for this powerful moment as we celebrate and reflect on Jesus' finished work!

THE BUSINESS MODEL

# Diverse revenue streams, led by ticket sales

Our profitability is supported by a wide variety of revenue streams that come together to help us put on amazing events every year.

Percentage of Total Revenue

- Tickets - 64%
- Camping & RV Sites - 14%
- Sponsors - 6%
- VIP Experiences - 5%
- Merch - 5%
- Food Vendors - 4%
- Parking & Misc. - 2%

Our average order value is $93.89 for tickets, campsites, and VIP experiences — not counting additional purchases.

# Percentage of Total Revenue


4%
2%
5%
5%
6%
64%
14%
Tickets
Camping & RV Sites
Sponsors
VIP Exp.
Merch.
Food Vendors
Parking & Misc

HOW WE ARE DIFFERENT

## Hear all of your favorite artists in one place

We give thousands of people from around the world the unique opportunity to worship Jesus with a diverse and like-minded community.

We bring all of your favorite artists to one place at one of the most beautiful

festival sites in the country.

Our passion to provide the best experience keeps people coming back year after year.











 **Mark Schultz**

The Alive Festival is hands down my favorite Christian Music Festival! The spirit of the event is unbelievable & the staff & fans are amazing!

amazing!

THE VISION

## Be the best festival experience in the music industry









ALIVE

ALIVE

We want to become the best Christian music festival in the world. Every year we work to improve the Alive experience by using better audio, video, and staging, enhancing the camping experience, and investing in the most well-known artists around the world.

Our goal is for the Alive experience to encourage, refresh, and challenge you in your faith in Christ.





"

We want to become



the best Christian music festival in the world.

OUR LEADERSHIP

## Presenting amazing events  for 30 years

Our success is all thanks to the passion and love our team puts into this event every year to make each experience better than the last.

Our team has decades of experience in planning, promoting, and operating these massive events. Our core team is complemented by multiple managers, volunteer coordinators, and hundreds of volunteers.

WHY INVEST

## Invest in a company who shares your values



After running this festival for decades, and seeing steady, sustainable growth, the

past three years of rapid scaling have been especially gratifying, and a message that we've been doing something right.

But more importantly, this is an opportunity for you to invest in a company that shares your values. It's our goal each year to share the hope and love of Jesus with thousands of people, and your support will help us continue on in that mission.

We want to capitalize on this opportunity and use our years of experience and knowledge to bring this event to the next level. We believe the sky's the limit and we encourage you to come on board and join us.



# Meet Our Team



**William Graening**
Chief Executive Officer
*Bill is one of the founders and creators of the Alive Music Festival that began in 1988.*



**Kathleen Graening**
Chief Operating Officer
*Kathy, a lifelong resident of Northeast Ohio, has been serving at the Alive Festival*



**Tyler Graening**
Chief Marketing Officer
*Tyler has been the head of marketing at the Alive Music Festival for over 5 years. Before*

*Prior to working full-time as the festival's director and CEO in 1998, Bill worked in finance, held his Series 7 License, and was a partner in a financial planning firm based in Akron, Ohio. Bill also was a Trust Officer at Key Bank and PNC Private Banking. Bill and his wife Kathy have built a strong leadership team and volunteer base who passionately serve each year at the Alive Music Festival. Bill navigated the Alive Festival through two venue changes and event modifications to seek out the best site for the festival and adapted the format. Over the past 32 years, Bill has helped build the Alive Music Festival into one of the nation's largest and longest running Christian music festivals. Bill is passionate about the mission of Alive, which is to gather Christians together from across the country, create an amazing music festival experience, and share the love of Christ with all who attend.*



*alongside of her husband Bill since its inception in 1988. An English and Communications graduate from Malone University, Kathy also served on their board of trustees. Kathy has a passion for contributing to all aspects of the festival. She works directly with the volunteers and artists, as well as playing a personal role in creating content, and developing and implementing new ideas.*



*that, Tyler earned a B.A. from The Ohio State University in 2015. Tyler's marketing campaigns have played an integral part in the success of the Alive Music Festival since he joined the company. His diverse range of talents extend to several areas of the festival including sales, graphic and web design, and event management. Tyler's passion for creating and implementing memorable event experiences is extremely valuable to the festival's operation each year.*

 

## Offering Summary

| | |
|---:|:---|
| **Company :** | Northeast Productions, Inc. |
| **Corporate Address :** | 7784 Arlington Ave NW, Massillon, OH 44646 |
| **Offering Minimum :** | $10,000.00 |
| **Offering Maximum :** | $1,070,000.00 |
| **Minimum Investment Amount (per investor) :** | $100.00 |

## Terms

| | |
|---:|:---|
| **Offering Type :** | Equity |
| **Security Name :** | Common Stock |
| **Minimum Number of Shares Offered :** | 1,000 |

**Maximum Number of Shares Offered** : 107,000

**Price per Share** : $10.00

**Pre-Money Valuation** : $5,000,000.00

## COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

**Expedited closing sooner than 21 days**

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

## Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

## Company Perks*

*Time-Based Perks*

**Friends and Family**

Invest within the first 72 hours and receive 20% bonus shares

**Super Early Bird**

Invest within the first week and receive 15% bonus shares

**Early Bird**

Invest within the first two weeks and receive 10% bonus shares

*Amount-Based Perks*

**$100 | Alive Owner's Artist Showcase**

Invest $100+ and receive access to an exclusive Alive Owner's Showcase featuring Alive artists.

**$250 | Free 1 Day Pass w/ Exclusive OWNER's Benefits**

Invest $250+ and receive a One-Day admission ticket to the Alive Festival alongside exclusive access to the Owner's Showcase featuring Alive artists.

**$500 |Free Festival Ticket w/ Exclusive Alive OWNER's Benefits**

Invest $500+ and receive 1 Full-Event ticket to the entire Alive Festival. Additionally, you'll receive an Alive Owner T-shirt and exclusive access to the Alive Owner's Showcase.

**$1,000 | Free Front of Stage Passes**

Invest $1,000+ and receive 2 Three-Day Front of Stage Passes, 2 Full-Event tickets, 2 Alive Owner t-shirts, and exclusive access to the Alive Owner's Showcase.

**$2,500 | Ticket Discounts for Life**

Invest $2,500+ and receive a 20% discount on up to 6 Full-Event tickets every year, 4 Full-Event tickets, 2 Three-Day Front of Stage Passes, 2 Alive Owner t-shirts, and exclusive access to the Alive Owner's Showcase.

**$5,000 | Exclusive VIP Hospitality Tent**

Invest $5,000+ and receive 4 VIP Tent Passes, 1 VIP parking pass, a 20% discount on 6 Full-Event tickets every year, 4 Full-Event tickets, 4 Three-Day Front of Stage Passes, 4 Alive Owner t-shirts, and exclusive access to the Alive Owner's Showcase.

**$10,000 | Exclusive Backstage Tour**

Invest $10,000+ and receive an Exclusive Backstage Tour for 4 people in addition to all of the items from the $5,000 tier perk.

*All perks occur when the offering is completed.*

**The 10% Bonus for StartEngine Shareholders**

Northeast Productions, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $10/ share, you will receive and own 110 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Alive Music Festival to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

StartEngine - Investor Video

You're already a fan of the alive music festival. Now become an owner.

For the first time, the Alive Music Festival is offering you the opportunity to own a piece of the festival.

Alive is a 3-day Christian music festival that takes place in Ohio each July. For over 30 years, Alive has become an experience where you feel comfortable and safe bringing your friends and family to hear the message of Jesus.

Since 1988, Alive has brought in over 1.5 million attendees from over 20 countries, and all 50 states, produced over $27 million in revenue, and $500,000 in sponsorships. In just the last three years, we have seen over 70% growth in revenue.

Over the past 30 years, we have booked all of your favorite artists, including: for KING & COUNTRY, TobyMac, Skillet, Switchfoot, Lecrae, MercyMe, Hillsong United, Newsboys UNITED, Andy Mineo, Kari Jobe, and so many others.

Our mission is three-fold. Unite Christians from all backgrounds to celebrate and worship Jesus. Offer an amazing festival experience in God's creation. And share the hope and love of Jesus.

And we're inviting you to be a part of it.

This offering means you can invest in the company, own a piece of Alive, and receive exclusive perks. With your support, you can contribute and help shape the future of Alive.

With your investment, we know we can reach even more people with the message and hope of Jesus.

Invest Now

Alive Music Festival

## STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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<u>Information Regarding Length of Time of Offering</u>

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